SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 05 July 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




press release

July 5, 2005


                     BP Second Quarter 2005 Trading Update

This trading update is aimed at providing estimates regarding revenue and trading conditions experienced by BP in the second quarter ending June 30, 2005, and estimates of identified non-operating items expected to be included in that quarter's result. The second quarter margin, price, realisation, cost, production and other data referred to below are currently provisional, some being drawn from figures applicable to the first month or so of the quarter.

All such data are subject to change and may differ quite considerably from the final numbers that will be reported on July 26, 2005.

The trading update is produced in order to provide greater disclosure to investors and potential investors of currently expected outcomes, and to ensure that they all receive equal access to the same information at the same time.

As described in the technical presentation on March 14, BP's second quarter results will be reported under International Financial Reporting Standards
(IFRS). In adopting IFRS, BP has decided to discontinue the use of pro forma reporting for the ARCO and Burmah Castrol acquisitions. Comparative data for each of the quarters of 2004 has been restated to reflect these and other reporting changes. Full details are available on www.bp.com/investors.

Resources Business: Exploration and Production



Marker Prices

                                      2Q'04   3Q'04   4Q'04   1Q'05   2Q'05

Brent Dated ($/bbl)                   35.32   41.54   43.85   47.62   51.63

WTI ($/bbl)                           38.28   43.88   48.29   49.88   53.08

ANS USWC ($/bbl)                      36.99   41.82   42.62   45.07   50.01

US gas Henry Hub first of month index
($/mmbtu)                              6.00    5.75    7.07    6.27    6.74

UK gas price - National Balance Point
(p/therm)                             20.70   23.63   28.51   37.96   30.15

Urals (NWE - cif) ($/bbl)             32.32   37.23   37.75   42.54   48.08

Russian domestic Oil ($/bbl)          19.71   23.33   22.30   19.14   27.39


Overall BP production in 2Q'05 is expected to be broadly flat with 1Q'05.

Excluding volumes from TNK-BP operations, production in 2Q is expected to be 3,135 mboed, similar to 1Q'05.

BP's net share of production from TNK-BP is anticipated to be approximately 975 mboed.

BP's average production for 2005 as a whole is expected to be in the range 4,100- 4,200 mboed, as indicated in our presentation on February 8, 2005.

Relative to 1Q'05 liquids and gas realisations increased in line with marker prices. Planned higher revenue investment continues: in addition sector specific cost inflation reflects strong current commodity prices.

Refining and Marketing


Refining Indicator Margins ($/bbl)


                                  2Q'04    3Q'04    4Q'04    1Q'05    2Q'05

USA

- West Coast                       15.41    11.28    10.36    12.88    14.53

- Gulf Coast                        9.18     6.99     5.52     7.30     9.37

- Midwest                           9.01     5.01     1.65     3.84     7.45

North West Europe                   5.29     4.37     4.72     2.84     5.68

Singapore                           2.80     5.48     8.02     4.98     6.30

Refining Global Indicator Margin*
($/bbl.)                            8.28     6.39     5.69     5.94     8.42



*The refining Global Indicator Margin (GIM) is a weighted average based on BP's portfolio. The overall refining GIM has been restated from that published in 2004 due to the transfer of the Grangemouth and Lavera refineries to O&D. Actual margins may vary because of refinery configuration, crude slate and operating practices.

The second quarter's average refining Global Indicator Margin (GIM) was higher than both 1Q'05 and 2Q'04. Relative to the first quarter, the improvement in 2Q'05 of BP's actual margins is expected to be slightly lower than suggested by the indicator margin due to the narrowing of heavy/sour crude discounts. Refining availability is expected to have been below that of either prior period.

After a weak first quarter, marketing margins improved significantly during the early part of the second quarter. From late May, rising crude and product prices dampened marketing margins, partially offsetting the earlier gains. Marketing margins are therefore expected to be above those of 1Q'05 but below those of 2Q'04. In the Aromatics & Acetyls business, which is now reported as part of the refining and marketing segment, slower PTA demand growth in China reduced 2Q'05 margins compared to those in 1Q'05.

Gas, Power and Renewables

Due to a weaker gas marketing contribution and seasonally lower NGL volumes, GP&R results are expected to be significantly lower than 1Q'05.

Other Businesses and Corporate (including Olefins and Derivatives)

Other Businesses and Corporate

Other Business and Corporate results, excluding Olefins and Derivatives, are expected to be in line with guidance given in our February '05 investor webcast for an annual charge of $900m +/- $200m, indicating an expected quarterly charge of around $175 - 275m in 2005.

Olefins and Derivatives

Olefins and Derivatives margins weakened from the strong levels of 1Q'05, but have been partly offset by improved European refining margins. Overall volumes are expected to be higher compared to 1Q'05, reflecting the successful start-ups of the SECCO Joint Venture in China (BP 50 per cent) and an olefins unit in North America. Results for Olefins and Derivatives are now reported in Other Businesses and Corporate, but are also described separately in supplemental disclosures in our Stock Exchange Announcement.

Consolidation Adjustment

The consolidation adjustment, previously included in the E&P segment results, and which removes the margin on sales between segments (mainly sales of Alaskan crude oil to US West Coast refining and marketing operations) is expected to be negligible in 2Q'05.

Identified Non-Operating Items (NOIs)

On March 23, 2005, an explosion and fire occurred in the Isomerisation Unit of the BP Texas City refinery. A charge for claims arising from the incident is expected to be included in the 2Q'05 results.

Other non-operating items in 2Q'05 are expected to amount to a total charge of around $500m, principally due to the mark to market of embedded derivatives.

Interest Expense

The total consolidated interest charge is expected to be slightly lower than in 1Q'05., due principally to the absence of a 1Q'05 charge related to BP's decision to terminate certain financing leases related to Innovene assets.

Tax Rate

The effective tax rate for the quarter is expected to be around 32 per cent, similar to the prior quarter.

Gearing

Gearing for the quarter is expected to be slightly below the bottom end of our 20-30 per cent band for net debt to net debt plus equity, reflecting continued strong cash generation.

Distributions to Shareholders

During the quarter the company bought back 203 million shares for a total consideration of $2.1bn. Shares outstanding at June 29 2005, excluding treasury shares, were 21,179 million. As in previous quarters, BP has entered into an arrangement that allows it to continue the share buy back programme during the closed period commencing on July 1.

The 2Q'05 dividend of 8.5 cents per share announced at the time of our 1Q'05 results was paid in June. The dividend to be paid in 3Q'05 will be announced on July 26 in conjunction with our 2Q'05 Stock Exchange Announcement.

Rules of Thumb

As indicated in BP's quarterly results presentation and strategy update on February 8, 2005, the following rules of thumb can be used to estimate the impact of changes in the trading environment on BP's 2004 full year pre-tax results. The rules of thumb relating to oil and gas price movements reflect prices broadly comparable to those of today. They have been revised to reflect the 2005 reporting and accounting changes. These rules of thumb are approximate.

Particular differences may arise due to higher government shares of Exploration and Production revenues in some jurisdictions at current price levels, as well as from variations between the refining Global Indicator Margin (GIM) and BP's realized refining margins due to crude price levels and differentials, product price movements and other factors. The GIM rule of thumb reflects the sensitivity to the overall group to changes in refining margins. Within the refining rule of thumb shown below, 13 per cent of the sensitivity shown relates to the refineries transferred to the Olefins and Derivatives business. Many other factors will affect BP's earnings quarter by quarter.

Actual results in individual quarters may therefore differ significantly from the estimates implied by the application of these rules of thumb.

2005 Operating Environment Rules of Thumb: impact on operating profit per year


                                                                      Full Year

Oil Price - Brent +/- $1/bbl                                              $500m

Gas - Henry Hub +/- $ 0.10/mcf                                            $100m

Refining - GIM +/- $ 1/bbl                                               $1100m



                                    - ENDS -


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  05 July 2005                              /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary